SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information statement pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.11)

                             Globecomm Systems Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    37956X103
                                 (CUSIP Number)

Date of  Event Which Requires Filing of this Statement: December 31, 2009

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37956X103   13G
  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Royce & Associates, LLC    52-2343049
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [ ]
                                                (b)
  3   SEC USE ONLY
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
                       New York
  NUMBER OF        5  SOLE VOTING POWER
    SHARES           1,151,870
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          1,151,870
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON          1,151,870
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     5.52%
 12  TYPE OF REPORTING PERSON
                      IA

CUSIP No. 37956X103   13G
Item 1(a)    Name of Issuer:
Globecomm Systems Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
Investor Relations
45 Oser Avenue
Hauppauge, NY   11788
Item 2(a)    Name of Persons Filing:
             Royce & Associates, LLC
Item 2(b)    Address of Principal Business Office, or, if None, Residence:
     745 Fifth Avenue, New York, NY  10151
Item 2(c)    Citizenship:
             New York Corporation
Item 2(d)    Title of Class of Securities:
              Common Stock
Item 2(e)    CUSIP Number:
37956X103
Item 3   If this statement is filed pursuant to rules 13d-1(b), or 13d-
         2(b), check whether the person filing is a:
     (a) [ ] Broker or Dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of
             the Investment Company Act
     (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is
             subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or Endowment Fund
     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
     (h) [ ] Group
CUSIP No. 37956X103   13G
 Item 4  Ownership
     (a) Amount Beneficially Owned:
                          1,151,870
     (b) Percent of Class:
                          5.52%
     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                              1,151,870

         (ii)    shared power to vote or to direct the vote
                                         __________
        (iii)    sole power to dispose or to direct the disposition
                 of                              1,151,870
         (iv)    shared power to dispose or to direct the
                 disposition of                  __________
Item 5   Ownership of Five Percent or Less of a Class. [       ]
Item 6   Ownership of More than Five Percent on Behalf of Another Person .
             NOT APPLICABLE
Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding
         Company.
             NOT APPLICABLE
Item 8   Identification and Classification of Members of the Group.
             NOT APPLICABLE
Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 37956X103   13G
Item 10  Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:    January 25, 2010






By: Daniel A. O'Byrne, Vice President